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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                       Eagle Point Software Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                   269824108
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                                (CUSIP Number)


                           STEVEN J. DICKINSON, ESQ.
                             Dorsey & Whitney LLP
                             801 Grand, Suite 3900
                             Des Moines, IA 50309
                                (515) 283-1000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 6, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 250.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
                                 ------------

CUSIP No. 269824108

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     John F. Biver

2.   Check The Appropriate Box If A Member Of A Group*
     (a)                                            [_]
     (b)                                            [_]
3.   Sec Use Only


4.   Source Of Funds

     BK; PF; OO

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) Or 2(e)                              [_]

6.   Citizenship Or Place Of Organization

     United States citizen

                         7.  Sole Voting Power
  Number Of                  1,243,816
    Shares
 Beneficially            8.  Shared Voting Power
   Owned By                  0
     Each
  Reporting              9.  Sole Dispositive Power
    Person                   1,243,816
     With
                        10.  Shared Dispositive Power
                             0

11. Aggregate Amount Beneficially Owned By Each Reporting Person

          1,243,816

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

                                                     [_]

13. Percent Of Class Represented By Amount In Row (11)

          26.9%

14. Type Of Reporting Person*

          IN
                                  Page 2 of 5
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Item 1. Security and Issuer.
---------------------------

(a)  Name of Issuer: Eagle Point Software Corporation
(b) Principal executive offices of Issuer: 4131 Westmark Drive, Dubuque, IA 52005-2627
(c)  Title of class of securities: Common Stock, par value $0.01 per share

Item 2. Identity and Background.
-------------------------------

(a)  This statement is filed by John F. Biver.

(b) The filing person's business address is at 2828 Arbor Hills Drive, Dubuque, IA 52001.

(c) The filing person is a director of the Issuer and was an officer of the Issuer until September 2000.

(d) The filing person has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The filing person has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree, or final order relating to any violation of federal or state securities laws.

(f)  The filing person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     As further described in Item 4 (the answers to which are incorporated herein by reference) on March 6, 2001, JB Acquisitions LLC, a single member Iowa limited liability company ("JB LLC") formed by John F. Biver ("Biver"), submitted a proposal to the Board of Directors of the Issuer (in the form of a nonbinding letter of intent (the "Proposal")) to acquire all of the outstanding shares of common stock of the Issuer not owned by Biver at a price of $6.40 per share. If the Issuer accepts the Proposal, Biver would expect to finance the proposed transaction through a combination of secured senior loans, subordinated
debt and personal funds.   Biver has received indications of interest from
prospective senior and subordinated lenders but has not received binding commitments.

Item 4. Purpose of Transaction.
------------------------------

(a) - (b) On March 6, 2001, Biver formed JB LLC for the purpose of forming a new corporation, JB Acquisition Corporation ("Merger Sub") in order to consummate the proposed transaction (the "Acquisition"). Also on March 6, 2001, JB LLC submitted the Proposal to the Board of Directors of the Issuer offering to acquire all of the outstanding shares of common stock of the Issuer in accordance with the terms and conditions set forth therein. The Issuer has not accepted the Proposal. Until it is accepted, JB LLC is permitted to withdraw the Proposal at any time.

          The Proposal provides that, subject to the terms and conditions thereof, Merger Sub would merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). These conditions include, without limitation, negotiation and execution of a definitive agreement; approvals by the Board of Directors and shareholders of the Issuer, respectively; financing to complete the transaction in the amount not less than $11,000,000 on terms and conditions acceptable to JB LLC; regulatory approvals; and simultaneous completion of the sale of the Issuer's Building Design and Construction and Structural Engineering divisions to Rodney L. Blum (who is currently a director and a former officer of the Issuer) ("Blum").

          The Proposal further provides that upon consummation of a merger, all of the outstanding shares of common stock (other than shares held by the Issuer, Biver, Blum and Dennis J. George (who is currently an officer and director of the Issuer) ("George") and shares which have perfected appraisal rights), would be

                                  Page 3 of 5
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          converted into the right to receive $6.40 per share in cash (the
          "Merger Consideration"). Under the Proposal shares of common stock owned by Blum and George would be converted into the right to receive $6.40 per share in cash, except that Blum and George would receive a 7-year subordinated note for $500,000 and $250,000, respectively, of the purchase price of their shares.

          The Acquisition would be subject to Section 13(e) of the Securities Exchange Act of 1934, as amended. This summary of the Proposal does not purport to be complete and is qualified in its entirety by reference to the complete text of the Proposal which is incorporated herein by reference.

(c) The Proposal provides that a condition to the consummation of the Acquisition would be the simultaneous completion of the sale of the Issuer's Building Design and Construction and Structural Engineering divisions to Blum for approximately $1,100,000 in cash, subject to certain adjustments.

(d) The Proposal provides that upon execution of a definitive agreement that the Issuer would appoint Biver as its chief executive officer, with the authority customarily accorded to that position, until the earlier of the closing of the Acquisition or the termination of the definitive agreement. In addition, if the Proposal is accepted, it is expected that a definitive agreement would provide that the directors of Merger Sub at the time of the Acquisition would be the directors of the Surviving Corporation, and the officers of Merger Sub at the time of the Acquisition would be the officers of the Surviving Corporation.

(e) The Proposal provides that in connection with the Acquisition, (x) each share of common stock (other than shares held by the Issuer, Biver, Blum and George and shares which have perfected appraisal rights) would be extinguished in exchange for the Merger Consideration and (y) each share of common stock owned by Blum and George would be converted into the right to receive $6.40 per share in cash, except that Blum and George will receive subordinated notes for a portion of this price, as described in Item 4(b).

(f)       Not applicable.

(g) If the Issuer accepts the Proposal, it is expected that any definitive agreement would provide that in connection with the Acquisition, Merger Sub's charter and bylaws would become the restated charter and bylaws of the Surviving Corporation.

(h) - (i) If the Issuer accepts the Proposal and the Acquisition is ultimately consummated, the common stock would be delisted from the Nasdaq National Market and become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)       Not applicable.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------

(a) - (b) Mr. Biver beneficially owns 1,243,816 shares of common stock, including 4,000 shares issuable upon the exercise of stock options exercisable within 60 days. Mr. Biver has both sole voting and sole investment power with respect to such shares.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

                                  Page 4 of 5
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Items 6. Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer.
---------------------------

Other than (i) options to purchase 4,000 shares of the Issuer's common stock (granted in December 2000 in consideration of Biver's service as a director of the Issuer) and (ii) as described in Items 3 and 4 (the answers to which are incorporated herein by reference), to the best knowledge of the filing person, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the person listed in Item 2 and any other person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.
----------------------------------------

        1. Proposal letter from JB LLC to the Issuer, dated March 6, 2001 (incorporated by reference to Exhibit 99 to the Form 8-K of the Issuer filed with the SEC on March 7, 2001)



                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: March 7, 2001                   /s/ John F. Biver
                                  ----------------------------------
                                  John F. Biver


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